UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON FEBRUARY 16, 2017

I. Date, Time and Place: On February 16th, 2017, at 10 a.m., at the registered Office of CPFL Energia S.A (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, n. 1510, 14th floor, conj. 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Chairman, Mrs. Ana Maria Elorrieta, effective member of the Board of Directors, pursuant to Article 10 of the Company’s ByLaws, and Secretary, Mrs. Gisélia Silva.

III. Attendance: Shareholders representing sixty-nine point eighty-four percent (69.84%) of the voting capital of the Company, as per (i) the signatures in the Shareholders’ Attendance Book and (ii) the remote voting forms, received by Banco do Brasil S.A, the Company’s bookkeeping agent, or by the Company itself, pursuant to CVM Rule n. 481/09. Mr. Andre Dorf, Chief Executive Officer of the Company, was also present.

IV. Call Notice: Published in the newspaper “Valor Econômico” and in the Official Gazette of the State of São Paulo on January 17, 18 and 19, 2017.

V. Agenda:

(a) Replacement of members of the Board of Directors and definition of the number of members to compose the Board of Directors until the end of the term of office in course, subject to provisions set forth in Article 15 of the Company’s Bylaws; and

(b) Replacement of members of the Fiscal Council and definition of the number of members to compose the Fiscal Council until the end of the term office in course, subject to the provisions set forth in Article 26 of the Company’s Bylaws.

VI. Reading of Documents and Drawing Up of Minutes: The reading of the documents related to the agenda of the Extraordinary General Meeting was waived by unanimous decision, since shareholders were fully aware of their contents. Subsequently, also by unanimous decision, shareholders authorized the drawing up the minutes in summary form and its publication without the signatures of the shareholders, pursuant to Article 130, paragraphs 1 and 2 of Law n. 6404/76 (“Brazilian Corporate Law”).

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

VII. Resolutions Taken: After discussing the matters related to the Agenda and reading the summarized and consolidated Remote Voting Map (pointing out how many remote votes “for”, “against” and “abstentions” each of the items of the Agenda received), which was made available for the shareholders during the Extraordinary Shareholders’ Meeting, pursuant to paragraph 4 of Article 21-W of CVM Rule n. 481/09, the shareholders resolved:

(a) To approve by majority of votes, with 637,298,748 votes for, representing 62.61% of the total and voting capital, 4,834,081 votes against, representing 0.47% of the total and voting capital, and 68,783,009 abstentions, representing 6.76 % of the total and voting capital, keeping the Board of Directors composed of 7 (seven) effective members, until the Annual Shareholders’ Meeting to be held in 2017, in accordance with Article 15 of the Company’s Bylaws.

(b) To Elect for the 6 (six) vacant positions on the Board of Directors, with term of office until the Annual Shareholders’ Meeting to be held in 2017, in accordance with Article 150, paragraph 3 of the Brazilian Corporate Law.

(1) By majority of votes, with 637,298,748 votes for, representing 62.61% of the total and voting capital, 4,834,081 votes against, representing 0.47% of the total and voting capital, and 68,783,009 abstentions, representing 6.76% of the total and voting capital, Mr. YUHAI HU, Chinese, married, business manager, passport n. PE0827754, resident and domiciled at Xuanwumennei Street, n. 8, District of Xicheng, City of Beijing, China;

(2) By majority of votes, with 637,298,748 votes for, representing 62.61% of the total and voting capital, 4,834,081 votes against, representing 0.47% of the total and voting capital, and 68,783,009 abstentions, representing 6.76% of the total and voting capital, Mr. DAOBIAO CHEN, Chinese, married, business manager, passport n. PO1746365, resident and domiciled at Yushan Road, n. 35, 100 lane, New District of Pudong, City of Shanghai, China;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

(3) By majority of votes, with 637,298,748 votes for, representing 62.61% of the total and voting capital, 4,834,081 votes against, representing 0.47% of the total and voting capital, and 68,783,009 abstentions, representing 6.76% of the total and voting capital, Mr. YANG QU, Chinese, married, business manager, passport n. PE0465763, identification number (RNE) n. V743663-N, inscribed in the individual taxpayer’s register (CPF/MF) under n. 061.362.877-22, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, at the City of Rio de Janeiro, State of Rio de Janeiro, Brazil;

(4) By majority of votes, with 637,298,748 votes for, representing 62.61% of the total and voting capital, 4,834,081 votes against, representing 0.47% of the total and voting capital, and 68,783,009 abstentions, representing 6.76% of the total and voting capital, Mr. YUMENG ZHAO, Chinese, married, business manager, passport n. PE0951665, resident and domiciled at Yonghong Road, n. 11, District of Luyang, City of Hefei, County of Anhui, China

(5) By majority of votes, with 640,158,746 votes for, representing 62.89% of the total and voting capital, 1,974,083 votes against, representing 0.19% of the total and voting capital, and 68,783,009 abstentions, representing 6.76% of the total and voting capital, Mr. ANDRE DORF, Brazilian, married, business manager, identification number (RG) n. 14.379.624-0 issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under n. 170.751.778-93, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil; and

(6) As an Independent Director, pursuant to item 4.3.3 of the Listing Rules of Novo Mercado of BM&FBovespa, by majority of votes, with 640,663,425 votes for, representing 62.94% of the total and voting capital, 1,469,342 votes against, representing 0.14% of the total and voting capital, and 68,783,071 abstentions, representing 6.76% of the total and voting capital, Mr. ANTONIO KANDIR, Brazilian, divorced, engineer, identification number (RG) n. 4.866.700-6 issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under n. 146.229.631-91, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil The director hereby elected has informed the shareholders that he currently holds the position of member of the board of directors in Coimex Empreendimentos e Participações Ltda., which holds a minority equity interest in Companhia Energética de Petrolina; the shareholders resolved, however, by unanimous decision, to acknowledge that such circumstance does not constitute the obstacle set forth in Article 147, paragraph 3, I, of the Brazilian Corporate Law for his election as member of the board of directors of CPFL Energia.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

The Directors elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and its paragraphs of Brazilian Corporate Law to hold their respective positions and that there isn’t any legal restriction that prevents their election, as stated in CVM Rule n. 367/02; and (ii) the term of investiture, in the Board of Directors’ Book and the Statement of Consent provided for by the Listing Rules of Novo Mercado of BM&FBovespa, through which they undertake to follow the rules stated therein. The investiture of the elected Directors will be conditioned, as applicable, to the granting of the respective visa or to the appointing of a representative resident in Brazil, pursuant to Article 146 paragraph 2 of Brazilian Corporate Law.

Due to the resolutions hereby taken, the current composition of the Board of Directors of the Company, with term until the Annual Shareholders’ Meeting of CPFL Energia to be held in 2017, is the following:

Member	Position
YUHAI HU	Effective Director
DAOBIAO CHEN	Effective Director
YANG QU	Effective Director
YUMENG ZHAO	Effective Director
ANDRE DORF	Effective Director
ANTONIO KANDIR	Effective Independent Director
ANA MARIA ELORRIETA	Effective Independent Director

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

For the purposes of paragraph 1 of Article 15 of the Company’s Bylaws and the Listing Rules of Novo Mercado of BM&FBovespa, Mr. Antônio Kandir and Mrs. Ana Maria Elorrieta shall be considered Independent Directors.

(c) To approve by majority of votes, with 641,414,583 votes for, representing 63.01% of the total and voting capital, 721,086 votes against, representing 0.07% of the total and voting capital, and 68,780,169 abstentions, representing 6.76% of the total and voting capital, the election of a Fiscal Council composed of 3 (three) effective members and an equal number of alternates until the Annual Shareholders’ Meeting to be held in 2017, in accordance with Article 26 of the Company’s Bylaws.

(d) To Elect as members of the Fiscal Council, with term of office until the Annual Shareholders’ Meeting to be held in 2017:

(1) By majority of votes, with 641,414,583 votes for, representing 63.01% of the total and voting capital, 721,086 votes against, representing 0.07% of the total and voting capital, and 68,780,169 abstentions, representing 6.76% of the total and voting capital, Mr. YUEHUI PAN, Chinese, married, accountant, registered under passport n. PO1652008, identification number (RNE) n. V739928-Q, inscribed in the individual taxpayer’s register (CPF/MF) under n. 061.539.517-16, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as effective member, and Mr. CHENGGANG LIU, Chinese, married, accountant, passport n. PE0820071, identification number (RNE) n. G268761-U, inscribed in the individual taxpayer’s register (CPF/MF) under n. 063.843.197-21, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as his alternate;

(2) By majority of votes, with 641,414,583 votes for, representing 63.01% of the total and voting capital, 721,086 votes against, representing 0.07% of the total and voting capital, and 68,780,169 abstentions, representing 6.76% of the total and voting capital, Mrs. RAN ZHANG, Chinese, married, accountant, of passport n. PE0935049, identification number (RNE) n. G299542-J, inscribed in the individual taxpayer’s register (CPF/MF) under n. 063.980.997-96, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as effective member, and Mr. JIA JIA, Chinese, married, accountant, passport n. PE0820075, identification number (RNE) n. G260661-0, inscribed in the individual taxpayer’s register (CPF/MF) under n. 063.817.437-60, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as her alternate;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

(3) By majority of votes, with 642,077,407 votes for, representing 63.08% of the total and voting capital, 58,262 votes against, representing 0.01% of the total and voting capital, and 68,780,169 abstentions, representing 6.76% of the total and voting capital, Mr. LUIZ AUGUSTO MARQUES PAES, Brazilian, married, lawyer, identification number (RG) n. 12.605.359-5 issued by SSP/SP inscribed in the individual taxpayers register (CPF/MF) under n. 045.320.388-47, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil, as effective member, and Mr. Reginaldo Ferreira Alexandre, Brazilian, [marital status], lawyer, registered under identification number (RG) n. 8781281, issued by SSP/SP inscribed in the individual taxpayers register (CPF/MF) under n. 003.662.408-03, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil, as his alternate.

The members of the Fiscal Council elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 162 of Brazilian Corporate Law to hold their respective positions, and (ii) the term of investiture, reported in the Fiscal Council’s Book, and the Statement of Consent provided for by the Listing Rules of Novo Mercado of BM&FBovespa, through which they agree with all terms and conditions established in the Rules of the Market Arbitration Chamber (CAM). The investiture of the elected members of the Fiscal Council will be conditioned, as applicable, to the granting of the respective visa, pursuant to Article 162 of the Brazilian Corporate Law.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

VIII. Closure: There being no further matters to discuss, the Chairman suspended the meeting for the time required to draw up these minutes. After the meeting, the minutes were read, approved and signed by the Chairman of the Meeting, the Secretary and the present shareholders.

PRESIDING BOARD: Chairman: Mrs. Ana Maria Elorrieta and Secretary: Mrs. Gisélia Silva.

SHAREHOLDERS’ ATTENDANCE: State Grid Brazil Power Participações Ltda., represented by its legal representative, Mr. Yang Qu; Esc Energia S.A., represented by its legal representatives, Mrs. Yang Qu and Yuehui Pan; Camargo Corrêa S.A., represented by its attorney-in-fact, Mrs. Gisélia Silva; BNP PARIBAS AÇORES FI AÇÕES, BNP PARIBAS LONG AND SHORT FI MULTIMERCADO, ENERGIA SÃO PAULO FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO EM AÇÕES FUNEPP, all represented by their attorney-in-fact, Mr. Ricardo Gimenez; Bonaire Participações S.A., represented by its attorneys-in-fact, Mrs. Marcelle Vasconcellos and Mr. Carlos Eduardo Reich; through remote voting forms: BNDES PARTICIPACOES SA BNDESPAR, CLARITAS HEDGE MASTER FIM LP, CLARITAS INSTITUCIONAL FUNDO DE INVEST. MULTIMERCADO and CLARITAS LONG SHORT MASTER FIM; Citibank, N.A., represented by Banco Bradesco S.A., through its attorney-in-fact, Mr. Fernando dos Reis Fernandes Montorsi; CONSTRUCTION & BUILDING UNIONS SUPER FUND, FIDELITY INVESTMENT MONEY MANAGEMENT INC, JNL MELLON CAPITAL EMERGING MARKETS INDEX FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, SBC MASTER PENSION TRUST, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTB, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUT, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTB, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUT, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE, all represented by J. P. MORGAN S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, through its attorney-in-fact, Mr, Ricardo Gimenez; ACADIAN COLLECTIVE INVESTMENT TRUST, ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-AS, ALASKA PERMANENT FUND, ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND, ARIZONA PSPRS TRUST, ARROWSTREET US GROUP TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALVERT IMPACT FUND, INC.-CALVERT G. ENERGY SOLUTI, CANADA PENSION PLAN INVESTMENT BOARD, CF DV EMERGING MARKETS STOCK INDEX FUND, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH SUPERANNUATION CORPORATION, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY I, EMERGING MARKETS INDEX NON LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY F, FIAM GLOBAL EX U.S. INDEX FUND, LP, FIDELITY SALEM STREET TRUST SPARTAN EMERGING MARK, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, FIDELITY SALEM STREET TRUST FIDELITY SERIES G EX, FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. IN, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FSS EMERGING MARKET EQUITY TRUST, FUTURE FUND BOARD OF GUARDIANS, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGE, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM 401 (K) PLUS PLAN, INTECH EMERGING MARKETS MANAGED VOLATILITY FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY E, JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E, JAPAN TRUSTEE SERVICES BANK,

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

LTD. SMTB EMERGING EQ, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUI, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDE, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL GENERAL GLOBAL EQUITY INDEX FUND, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LEGG MASON GLOBAL FUNDS PLC, MANAGED PENSION FUNDS LIMITED, MERCER QIF FUND PLC, METZLER STRATEGIC INVESTMENTS PLC/GLOBAL OPPORTUNI, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACW, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX F, NORTHERN TRUST INVESTIMENT FUNDS PLC, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, OHIO POLICE AND FIRE PENSION FUND, OPPENHEIMER GLOBAL ESG REVENUE ETF, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PICTET GLOBAL SELECTION FUND G. H. Y. U. EQUITY, PICTET GLOBAL SELECTION F GL UTILITIES EQ CURREN, PICTET GLOBAL SELECTION FUND GLOBAL UTILITIES EQ, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PUBLIC SECTOR PENSION INVESTMENT BOARD, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY, SPDR S&P EMERGING MARKETS ETF, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE ST B AND T C INV F F T E RETIR PLANS, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M, STICHTING PGGM DEPOSITARY, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOI, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INV, THE MONETARY AUTHORITY OF SINGAPORE, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO, THE PENSION RESERVES INVESTMENT MANAG.BOARD, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THREADNEEDLE INVESTMENT FUNDS ICVC, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUIT, TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E, UAW RETIREE MEDICAL

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

BENEFITS TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL C, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY, VIRGINIA RETIREMENT SYSTEM, VOYA EMERGING MARKETS INDEX PORTFOLIO, WASHINGTON STATE INVESTMENT BOARD, WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BEM, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPR, NORGES BANK, all represented by CITIBANK N.A., through its attorney-in-fact, Mr. Ricardo Gimenez; SIND DOS TRAB NA IND DE ENERGIA ELETRICA DE CA, through its attorney-in-fact, Mr. Wilson Marques de Almeida.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry NIRE 35.300.186.133

We hereby certify that this is a true copy of the original minutes recorded in the book of minutes.

Ana Maria Elorrieta

Chairman

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 16, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.